Exhibit (a)(5)(B)

EFiled: Oct 22 2010 10:57 PM EDT Transaction ID 33975628 Case No. 5923-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

LIONEL PATENAUDE, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
CARDIAC SCIENCE CORPORATION,	)
RUEDIGER NAUMANN-ETIENNE, RONALD	)
ANDREWS, W. ROBERT BERG, DAVE	)
MARVER, TIMOTHY C. MICKELSON, OPTO	)
CIRCUITS (INDIA) LIMITED, and JOLT	)
ACQUISITION COMPANY,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by his undersigned attorneys, for his verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public shareholders of Cardiac Science Corporation (“Cardiac Science” or the “Company”) against Cardiac Science and its Board of Directors (the “Board” or “Individual Defendants”), to enjoin the proposed acquisition of Cardiac Science by Opto Circuits (India) Limited (“Opto Circuits”) and Jolt Acquisition Company (“Jolt”), a Delaware corporation and wholly-owned subsidiary of Opto Circuits. On or about October 19, 2010, the Board announced that it had caused Cardiac Science to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by Opto Circuits by means of a tender offer (the “Tender Offer”) with a net transaction value of approximately $54.8 million (the “Proposed Transaction”). The Tender Offer will commence within ten business days after October 19, 2010. Each share of common stock validly tendered and not withdrawn will be accepted for payment by Jolt in accordance with the terms of the Tender Offer, but in no event sooner than 20 business days after the commencement of the Tender Offer. Pursuant to the Merger Agreement, following the Tender Offer, Jolt will merge with and into the Company, with the Company as the surviving corporation in the merger (the “Merger”). At the effective time of the Merger, all remaining outstanding shares not tendered in the Tender Offer will be cancelled and converted into the right to receive the offer price in cash. In the event that Opto Circuits and Jolt acquire at least 90% of the issued and outstanding shares of common stock, the Merger will be effected through a short form merger.
     2. In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to the plaintiff and the Class (defined herein). Furthermore, Opto Circuits, Jolt, and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.
PARTIES
     3. Plaintiff is and has been continuously throughout all times relevant hereto the owner of Cardiac Science common stock.
     4. Defendant Cardiac Science is a Delaware corporation and maintains its principal executive offices at 3303 Monte Villa Parkway, Bothell, Washington 98021. Cardiac Science engages in the production and marketing of automated external defibrillator (AED) and electrocardiograph (ECG) devices, cardiac stress and Holter systems, vital signs monitors, cardiac rehabilitation telemetry, AED management programs and data management systems that connect with hospital information (HIS), electronic medical record (EMR), and other information systems. The Company’s common stock is traded on the Nasdaq stock exchange under the ticker “CSCX.”
     5. Defendant Ruediger Naumann-Etienne (“Naumann-Etienne”) is and has been Chairman of the Board of Cardiac Science since October 2006. Before becoming Chairman of the Board, he served as Vice-Chairman of the Board since September 2005. He is a member of the Nominating and Governance Committee.
     6. Defendant Ronald Andrews (“Andrews”) is and has been a director of Cardiac Science since November 2009. He is a member of the Audit Committee, as well as the Regulatory and Quality Committee.
     7. Defendant W. Robert Berg (“Berg”) is and has been a director of Cardiac Science since September 2005. He is Chair of the Audit Committee and the Regulatory and Quality Committee, and is a member of the Compensation Committee.
     8. Defendant Dave Marver (“Marver”) is and has been the President and Chief Executive Officer, as well as a director, of Cardiac Science since March 31, 2009. From October 2008 to March 2009, he served as Cardiac Science’s Executive Vice President and Chief Operating Officer.
     9. Defendant Timothy C. Mickelson (“Mickelson”) is and has been a director since November 2006. He is a member of the Audit, Nominating and Governance, and Regulatory and Quality Committees, as well as Chair of the Compensation Committee.
     10. Defendant Opto Circuits is an Indian company headquartered in Bangalore, India. Opto Circuits manufactures and distributes vital signs monitors, pulse oximetry sensors, anesthesia respiratory care equipment, PAD diagnostic equipment, angioplasty stents and balloons, orthopedic implants, catheters, and other medical supplies.

     11. Defendant Jolt is a Delaware corporation and wholly-owned subsidiary of Opto Circuits.
     12. The defendants identified in paragraphs 5 through 9 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Cardiac Science, and owe plaintiff and Cardiac Science’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
     13. Each of the Individual Defendants at all times had the power to control and direct Cardiac Science to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Cardiac Science shareholders.
     14. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
CLASS ACTION ALLEGATIONS
     15. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and the public shareholders of Cardiac Science (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     16. This action is properly maintainable as a class action.

     17. The Class is so numerous that joinder of all members is impracticable. As of August 2, 2010, there were 23,815,781 shares of Cardiac Science common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.
     18. Questions of law and fact are common to the Class, including, among others:
          a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and
          b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.
     19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     20. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     21. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     23. Cardiac Science has achieved growth and earnings despite the general downturn in the economy. On July 29, 2010, the Company issued a press release reporting financial results for its fiscal second quarter of 2010. In that press release, the Company disclosed, among other things, revenue of $36.1 million, approximately equal to the second quarter 2009 revenue. The press release disclosed that revenue from defibrillation products was up 13% compared to the prior year second quarter and was up 20% over the first quarter of 2010. Furthermore, service revenue was up slightly from the first quarter of 2010. According to Individual Defendant Marver, “[July 2010] brought two major new product introductions in Cardiac Monitoring (CareCenter MD and the Quinton 9500 Series) and an exciting new partnership with Best Buy.”
     24. Cardiac Science further disclosed in the July 29, 2010 press release that:
The Company expects revenue for the third quarter of 2010 to be in a range between $36.0 and $39.0 million, with some growth over the second quarter, attributable mostly to the recently announced and additional planned new product releases. Net loss for the third quarter is expected to be in a range between $5.5 and $6.5 million, with Adjusted EBITDA in a range between negative $3.5 and negative $4.5 million. The improvements in net loss and Adjusted EBITDA over the second quarter are expected to result from higher revenue and gross profit, combined with reduced operating expense.
The Company expects revenue for 2010 to be in a range between $145 and $150 million. This revenue range includes expected growth in cardiac monitoring revenue in the second half of the year, driven by new product releases and expected improvement in AED sales as a result of the resolution of the recall issues.
With improving revenue in the second half of 2010 continuing into 2011, and with operating expenses expected to decrease as a result of the completion of the new product launches and other initiatives, the Company expects operating losses to decrease and cash flow to improve in future periods.
According to the Company’s Senior Vice President and Chief Financial Officer, Michael Matysik. “[Cardiac Science] preliminarily expect[s] revenue growth in excess of 10% for 2011.”
     25. Despite the Company’s recent performance and its expectations of significantly increased revenue growth in 2011, the Individual Defendants entered into the Proposed Transaction to the detriment of the Company’s shareholders. On October 19, 2010, Cardiac

Science issued a press release wherein it announced the Proposed Transaction. Specifically, Cardiac Science announced its Board approved the Merger Agreement.
     26. Under the terms of the Merger Agreement, Opto Circuits will acquire all of the outstanding common stock of Cardiac Science for $2.30 per share. The transaction will take the form of a Tender Offer by Opto Circuits, followed by a merger. The aggregate purchase price for the equity of Cardiac Science is approximately $54.8 million.
     27. Under the terms of the Merger Agreement, Jolt will commence the Tender Offer within ten business days after October 19, 2010. Each share of common stock validly tendered and not withdrawn will be accepted for payment by Jolt in accordance with the terms of the Tender Offer, but in no event sooner than 20 business days after the commencement of the Offer.
     28. Pursuant to the Merger Agreement, following the consummation of the Offer. Jolt will merge with and into the Company, with the Company as the surviving corporation in the Merger. At the effective time of the Merger, all remaining outstanding shares not tendered in the Offer (other than shares owned by Opto Circuits, Jolt, or any other direct or indirect wholly-owned subsidiary of Opto Circuits, shares owned by the Company as treasury stock, or shares held by stockholders who properly exercise their appraisal rights) will be cancelled and converted into the right to receive the offer price in cash. In the event Opto Circuits and Jolt acquire at least 90% of the issued and outstanding shares of common stock, including through the exercise of the Top-Up Option (discussed below), the Merger will be effected through the use of short form merger procedures (the “Short Form Merger”). If Opto Circuits and Jolt do not achieve the Short Form Merger, the Merger will be subject to the approval of the Company’s stockholders at a special meeting of stockholders. In such case, Opto Circuits and Jolt have agreed to vote any shares of common stock they own in favor of the Merger.
     29. To the detriment of Cardiac Science’s shareholders, the Merger Agreement’s terms substantially favor Opto Circuits and are calculated to unreasonably dissuade potential suitors from making competing offers.
     30. For example, the Individual Defendants have agreed to a “Non Solicitation” provision in Section 7.3 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests Cardiac Science’s shareholders. Section 7.3(a) of the Merger Agreement states:
(a) Subject to Section 7.3(b), from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its Representatives to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information, except information relating to the existence of these provisions), or take any other action designed to facilitate, directly or indirectly, any inquiries or the making of any Acquisition Proposal or (ii) participate in any discussions (except as to the existence of these provisions) or negotiations relating to any Acquisition Proposal. Subject to Section 7.3(b), from the date hereof the Company shall cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal. The Company shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to any Acquisition Proposal with or for the benefit of the Company to promptly return or destroy all information, documents and materials relating to an Acquisition Proposal or the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person.
(Emphasis added).
     31. Section 7.3 of the Merger Agreement goes on to state that Cardiac Science must notify Opto Circuits of any requests for information or acquisition proposals, and the terms and conditions of such requests for information or acquisition proposals. Furthermore, Cardiac Science must keep Opto Circuits informed about the status and details of such proposals. Section 7.3(b) of the Merger Agreement states:
(b) Notwithstanding anything to the contrary contained in Section 7.3(a) if at any time prior to the Offer Closing, the Company receives an unsolicited bona fide written Acquisition Proposal from a third party which the Company Board determines constitutes or could reasonably be likely to result in a Superior Proposal, the Company may, in response to such Acquisition Proposal (provided such Acquisition Proposal did not result from a breach by the Company of Section 7.3(a), Section 7.3(b) or Section 7.3(c)), (A) furnish information with respect to the Company and its Subsidiaries to any Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (as determined after consultation with its outside counsel) (an “Acceptable Confidentiality Agreement”), the benefits of the terms of which, if more favorable to the other party to such confidentiality agreement than those in place with Parent, shall be extended to Parent and the Company shall simultaneously provide Parent a copy of all information furnished to such Person to the extent it has not previously been so furnished to Parent, and (B) participate in discussions and negotiations regarding such Acquisition Proposal. From and after the date hereof, except as restricted by a confidentiality agreement or similar obligation in effect as of the date hereof by which the Company is bound, if the Company has received an Acquisition Proposal, it shall promptly advise Parent orally and in writing of such Acquisition Proposal, any request for information, and the material terms and conditions of such request or Acquisition Proposal, and shall keep Parent reasonably informed of the status and details of any such Acquisition Proposal.
(Emphasis added).
     32. Furthermore, Section 7.3 of the Merger Agreement gives Opto Circuits a “match right” with respect to any potential “Superior Proposal” that is made to the Company. Section 7.3(c) of the Merger Agreement states:
(c) Except as expressly permitted by this Section 7.3(c), neither the Company Board, nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Transactions or the approval of this Agreement by the stockholders at the Company Stockholders Meeting (a “Change of Recommendation”), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal other than this Agreement, or (iii) cause or permit the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or understanding (an “Acquisition Agreement”) related to any

Acquisition Proposal. Notwithstanding the foregoing, prior to the Offer Closing, (i) in response to the receipt of a written Acquisition Proposal (that has not been withdrawn) in connection with which the Company has not breached Section 7.3(a) (subject to Section 7.3(b)), if the Company Board determines that such Acquisition Proposal is a Superior Proposal, then the Company Board may approve or recommend such Superior Proposal and, in connection with the approval or recommendation of such Superior Proposal, make a Change of Recommendation and/or terminate this Agreement (and subject to Article IX, including payment of the Termination Fee, in connection with such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to such Superior Proposal); provided that: (A) prior to the Company entering into an Acquisition Agreement to effect such Superior Proposal, the Company shall have provided to Parent prompt written notice advising Parent of the decision of the Company Board to take such action and the reasons therefor, including the material terms and conditions of the Acquisition Proposal; (B) the Company shall have given Parent five (5) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if Parent proposes to revise the terms of this Agreement or make another proposal, the Company shall have, during such period, negotiated in good faith with Parent with respect to such proposed revisions or other proposal (it being agreed that any material changes to any Acquisition Proposal shall require a new notice and a new five (5) Business Day period for negotiations) and (C) the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law and (ii) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith, after consultation with its legal counsel, that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company Board may make a Change of Recommendation.
(Emphasis added).
     33. Section 2.2 of the Merger Agreement grants Opto Circuits the irrevocable Top-Up Option to purchase a sufficient number of common shares that, when added to the shares owned by Opto Circuits and Jolt at the time of exercise of the Top-Up Option, constitutes one share more than 90% of outstanding shares of the Company’s common stock that would be entitled to vote on the Merger. Section 2.2 of the Merger Agreement states:
(a) The Company grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and conditions set forth in this Section 2.2, to purchase from the Company, at a price per share equal to the Offer Price, the number of newly-issued shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than ninety percent (90%) of the number of shares of Common Stock issued and outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of shares of Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option with respect to any RSUs then outstanding or any In-the-Money Options. The obligation of the Company to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable Law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.
     34. In other words, Opto Circuits would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders, including plaintiff and members of the putative Class. The coercive effect of the Top-Up Option is patently obvious. Unless Opto Circuits gets the entire Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.
     35. Further locking up control of the Company in favor of Opto Circuits is Section 9.2 of the Merger Agreement which contains a “Termination Fee” of $1.3 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.
     36. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than Opto Circuits for the Company from taking their bids directly to the Company’s owners — its shareholders — and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

     37. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Cardiac Science is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets. Indeed, at least one analyst has set a price target of $6.00 per share for Cardiac Science.
     38. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     39. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Cardiac Science common stock in the Proposed Transaction.
COUNT I
(Breach of Fiduciary Duty against the Individual Defendants)
     40. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     41. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Cardiac Science’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Cardiac Science’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Cardiac Science’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Cardiac Science; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.
     42. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.
     43. As alleged herein, defendants have initiated a process to sell Cardiac Science that undervalues the Company and vests them with benefits that are not shared equally by Cardiac Science’s public shareholders. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Cardiac Science at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Cardiac Science’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.
     44. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.
     45. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT II
(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against
Cardiac Science and Opto Circuits)
     46. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     47. Defendants Cardiac Science and Opto Circuits knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which,

without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Cardiac Science provided, and Opto Circuits obtained, sensitive non-public information concerning Cardiac Science’s operations and thus had unfair advantages which enabled Opto Circuits to acquire the Company at an unfair and inadequate price.
     48. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Cardiac Science shares.
     49. Plaintiff and the members of the Class have no adequate remedy at law.
     WHEREFORE, plaintiff prays for judgment and relief as follows:
     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;
     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;
     C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;
     D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;
     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

     F. Granting such other and further relief as this Court may deem just and proper.

Dated: October 22, 2010		RIGRODSKY & LONG, P.A.
	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) Gina M. Serra (#5387) 919 N. Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

OF COUNSEL:
RYAN & MANISKAS, LLP
Katharine M. Ryan
Richard A. Maniskas
995 Old Eagle School Rd., Suite 311
Wayne, PA 19087
(484) 588-5516

EFiled: Oct 22 2010 10:57 PM EDT Transaction ID 33975628 Case No. 5923-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

LIONEL PATENAUDE, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
CARDIAC SCIENCE CORPORATION,	)
RUEDIGER NAUMANN-ETIENNE, RONALD	)
ANDREWS, W. ROBERT BERG, DAVE	)
MARVER, TIMOTHY C. MICKELSON, OPTO	)
CIRCUITS (INDIA) LIMITED, and JOLT	)
ACQUISITION COMPANY,	)
)
Defendants.	)
AFFIDAVIT AND VERIFICATION OF LIONEL PATENAUDE
PURSUANT TO COURT OF CHANCERY RULES 23(aa) AND 3(aa)
     I, Lionel Patenaude, being duly sworn, do hereby state as follows:
     1. My name is Lionel Patenaude. I make this Affidavit and Verification pursuant to Court of Chancery Rules 23(aa) and 3(aa) in connection with the filing of a Verified Class Action Complaint (the “Complaint”) in the above-captioned action.
     2. I currently hold shares of Cardiac Science Corporation common stock and have held such shares continuously throughout the wrongs alleged in the Complaint.
     3. I have retained the law firms of Ryan & Maniskas, LLP and Rigrodsky & Long, P.A. in connection with this litigation. I have reviewed and authorized the filing of the Complaint against the defendants in this action. I am familiar with the allegations of the Complaint.
     4. I verify that I have reviewed the foregoing Complaint and that the allegations as to me and my own actions are true and correct and all other allegations upon information and belief are true and correct.
     5. Neither I, nor anyone else affiliated with me, have received, been promised or offered, and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except for (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to or on my behalf; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenses incurred by me directly in connection with prosecution of this action.
     I make this Affidavit and Verification under penalty of perjury that the foregoing is true and correct.
     Executed this 22nd day of October, 2010.

/s/ Lionel Patenaude
[PLAINTIFF NAME]

SWORN TO AND SUBSCRIBED
before me this 22 day of October, 2010.

/s/ Kathleen A. Oday Notary Public

My Commission Expires

2